UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
Estimated average burden hours per response. . . 11

SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. ____)*

Kanbay International, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

48369P 20 7
(CUSIP Number)

December 31, 2004
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

_____________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48369P 20 7	Page 2 of 9 Pages
1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Burton D. Morriss
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,905,013
6.	SHARED VOTING POWER 0
7.	SOLE DISPOSITIVE POWER 3,905,013
8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,905,013
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.9%
12.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 48369P 20 7	Page 3 of 9 Pages
1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kanbay Acquisition, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,260,741
6.	SHARED VOTING POWER 0
7.	SOLE DISPOSITIVE POWER 3,260,741
8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,260,741
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12.	TYPE OF REPORTING PERSON (See Instructions) OO

Item 1.	(a)	Name of Issuer: Kanbay International, Inc.
	(b)	Address of Issuer's Principal Executive Offices: 6400 Shafer Court, Suite 100 Rosemont, IL 60018
Item 2.	(a)	Name of Person Filing: This Schedule 13G is being filed jointly by Burton D. Morris and Kanbay Acquisition, L.L.C. (the "Reporting Persons").
	(b)	Address of Principal Business Office or, if none, Residence: The address of each of the Reporting Persons is 6400 Shafer Court, Suite 100, Rosemont, IL 60018
	(c)	Citizenship: Mr. Morriss is a United States citizen. Kanbay Acquisition, L.L.C. is a Delaware limited liability company.
	(d)	Title of Class of Securities: Common Stock, $.001 par value
	(e)	CUSIP Number: 48369P 20 7

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Act.
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act.
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act.
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940.
(e)	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
(j)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a) Amount Beneficially Owned: *
(b) Percent of Class: *
(c) Number of Shares as to which the person has:
(i) sole power to vote or direct the vote *
(ii) shared power to vote or direct the vote
(iii) sole power to dispose or direct the disposition of *
(iv) shared power to dispose or direct the disposition of
* See Attachment A

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2005
(Date)

/s/ Burton D. Morriss
Burton D. Morriss

Kanbay Acquisition, L.L.C.
By Kanbay Capital, L.L.C., its manager
By Burton. D. Morriss, its manager

/s/ Burton D. Morriss
Name: Burton D. Morriss
Title: Manager

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k) under the Act, the undersigned hereby agree to the joint filing with the other persons signatory below of a statement on Schedule 13G or any amendments thereto, with respect to the Common Stock, and that this Agreement be included as an attachment to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 7th day of February, 2005.

/s/ Burton D. Morriss
Burton D. Morriss

Kanbay Acquisition, L.L.C.
By Kanbay Capital, L.L.C., its manager
By Burton. D. Morriss, its manager

/s/ Burton D. Morriss
Name: Burton D. Morriss
Title: Manager

ATTACHMENT A

As of December 31, 2004, Kanbay Acquisition, L.L.C., is the beneficial owner of 3,260,741 shares of Common Stock, constituting 9.9% of the issued and outstanding shares of Common Stock. As the manager of each of Kanbay Investment, L.L.C., a Delaware limited liability company and Kanbay Capital, L.L.C., a Delaware limited liability company, which is the manager of Kanbay Acquisition, L.L.C., Mr. Morriss beneficially owns: (1) 644,272 shares of issued and outstanding Common Stock owned by Kanbay Investment, L.L.C. and (2) 3,260,741 shares of issued and outstanding Common Stock owned by Kanbay Acquisition, L.L.C.  Accordingly, based upon the foregoing, as of December 31, 2004, Mr. Morriss may be deemed to be the beneficial owner of 3,905,013 shares of Common Stock, constituting 11.9% of issued and outstanding shares of Common Stock.

Kanbay Acquisition, L.L.C. has the sole power to vote or to direct the voting of and to dispose and to direct the disposition of the 3,260,741 shares of Common Stock beneficially owned by it. Mr. Morriss may be deemed to have the sole power to vote or to direct the voting and to dispose and to the direct the disposition of the 644,272 shares of Common Stock owned by Kanbay Investment, L.L.C., and 3,260,741 shares of Common Stock owned by Kanbay Acquisition, L.L.C.